Filed by Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731)

On August 6, 2020, Sirius International Insurance Group, Ltd. (the “Company”) issued the following communication to its employees in connection with the proposed business combination of the Company and Third Point Reinsurance Ltd., first announced August 6, 2020.

*            *           *

FOR INTERNAL USE ONLY

Sirius Group Employee FAQ

1.	Overview of Merger with Third Point Re:
•	As previously announced, in March 2020, Sirius Group expanded its strategic review and launched a formal sales process in collaboration with its majority shareholder to sell the company.
•	After considering multiple alternative strategic transactions, the Sirius Group Board of Directors approved, and the company entered into, a definitive agreement to merge with Third Point Reinsurance Ltd. (TPRE).
•	The company will become a wholly-owned subsidiary of TPRE, and it is proposed that TPRE will change its name to “SiriusPoint Ltd.”
•	We believe this merger will advance the shared strategic vision of Sirius Group and TPRE will leverage the strengths of both companies for the mutual benefit of our respective shareholders, clients and employees. In addition, it will preserve the Sirius underwriting franchise. We believe this shared strategic vision will support a relatively seamless merger of our respective businesses.
•	The combined company will have a highly diversified shareholder base and financial flexibility. The transaction is structured in a manner to address our concentrated ownership situation, as upon completion of the merger, CMIH’s ownership will fall to approximately 27%, with its voting power limited to 9.9%.

2.	Who is TPRE?
•	Third Point Reinsurance Ltd. (NYSE: TPRE) is a Bermuda-domiciled holding company that provides specialty property and casualty reinsurance products through its subsidiaries to insurance and reinsurance companies worldwide. The firm was founded in October 2011 and completed its IPO in August 2013.
•	TPRE has approximately 35 employees.

3.	What is the rationale behind this transaction?
•	This strategic combination will transform TPRE from a hedge Fund reinsurer business to a specialty insurer and reinsurer, leveraging Sirius Group’s 75-year history/underwriting platform, with independent SiriusPoint Board oversight.
•	We believe that combining our two complementary organizations will create a diversified and independent company with an attractive business profile backed by a strong balance sheet.
•	We expect that the manner in which our concentrated ownership situation will be addressed in connection with the merger and the doubling of our tangible equity will be beneficial to our standing with rating agencies. We expect that the strength of a combined, larger balance sheet will provide the combined company with enhanced opportunities to refocus on underwriting strategies in key U.S., European and UK markets with product capabilities and relationships in A&H, property, liability and specialty lines.

4.	When is the merger transaction expected to close?
•	The transaction is expected to close during Q1 2021, subject to the receipt of customary approvals from regulators, approval of the shareholders of each of Sirius Group and TPRE and the satisfaction of other customary closing conditions.
•	Sirius Group’s majority shareholder, CM Bermuda Limited, and its parent company, CMIG International Holding Pte. Ltd. (“CMIH”), have entered into a binding agreement to vote in favor of the transaction, and the directors and certain officers of TPRE have also entered into similar binding agreements to vote in favor of the transaction.

5.	What happens to Sirius Group’s stock?

Under the terms of the merger agreement, all Sirius common shares will be canceled and converted into the right to receive the consideration provided for in the merger agreement. Sirius shareholders will have the right to elect to receive, for each Sirius common share they hold, among the following consideration options:

1.	$9.50 in cash per share
2.	.743 TPRE shares + one contingent value right (CVR), which together, guarantees total cash and equity consideration of $13.73 per Sirius Group share on the second anniversary of the closing of the merger
3.	i.) $0.905 in cash, ii.) [●] TPRE common shares (subject to a 5% collar mechanism), iii.) [0.905] Series A preferred shares of TPRE, iv.) [0.188] of a warrant issued by TPRE and v.) $0.905 aggregate principal amount of a right issued by TPRE*

▪	*CMIH has agreed to elect option 3

6.	Will there be layoffs?

As is typical in all mergers, we will collectively be looking at potential synergies between the two organizations and the goal is to build the strongest global team possible. We anticipate there may be a small number of redundancies and there may be some changes to titles and reporting lines, but we expect almost all of Sirius Group’s global employees to continue to be employed with SiriusPoint following the merger given the industrial logic for the transaction was to preserve the Sirius franchise.

7.	Will any of the Sirius Group’s current office locations be closed or merged with TPRE’s offices in the same location?

The goal is to have as little disruption to our daily operations as possible, but we will be taking a closer look at our joint global office locations and will make any strategic decisions based on what makes the most sense for the combined company.

8.	Will there be changes to the senior management team?

Siddhartha (Sid) Sankaran, lead independent director at TPRE, will be named Chairman and CEO of the combined entity at signing. As I mentioned in my video, both Gene and I will be stepping down from our respective roles as of the closing date of the transaction, which is expected in Q1 2021. Until then, we both remain fully engaged and committed to ensuring the successful closing of the merger and the continued success of the business.

9.	Will there be changes to Sirius Group’s Board of Directors?

It is expected that the SiriusPoint Board of Directors will include the current members of TPRE’s Board, one non-CMIH director from Sirius Group’s current Board and one CMIH representative, with all board members to be named at closing. SiriusPoint’s Board structure was designed to ensure SiriusPoint’s independence from major shareholders and provide for an arms-length relationship with Third Point LLC, an SEC-registered investment advisor founded in 1995 and large shareholder of TPRE.

10.	Will all of Sirius Group’s current suite of products and services continue to be supported and developed post-merger?

Yes. TPRE was attracted to the Sirius franchise to expand their (re)insurance platform, including all of Sirius Group’s businesses, and we will continue to leverage our full suite of global offerings.

11.	Will the merger impact the MGU’s?

We don’t anticipate the merger to have any business impact to ArmadaGlobal and IMG.

12.	Can we enter into new agreements with vendors, clients/brokers between now and the close of this transaction?

In general, Sirius Group should continue to operate in the ordinary course of business consistent with our past practices. As is typical in merger transactions of this nature, there are certain pre-closing covenants restricting the ability of each company to execute material transactions outside of the ordinary course of business (i.e., other than reinsurance agreements) prior to closing without the prior approval of the other company. Before engaging in any material transactions, please contact a member of the management team.

13.	What are some of the key highlights/messaging points for clients (see attachment with specific client messaging)?
•	Independent Governance: CMIH will own approximately 27% of the combined business following the merger and has agreed to a 9.9% voting cut-back
•	Underwriting Focus: Opportunity to refocus underwriting strategies globally, including in key U.S., European and Bermuda markets, with product capabilities and relationships in A&H, property, liability and specialty lines
•	Repositioned Risk Profile: Reducing Cat PML's to be appropriate for combined capital base
•	Enhanced Investment Capabilities: combined Company will be able to leverage Sirius’ existing governance, ERM and investment framework and Third Point LLC’s investment expertise for the combined asset base.

SiriusPoint Highlights

Focus	SiriusPoint
Diversified Ownership and Independent Governance	✓ Independent Board of Directors ✓ CMIH voting capped at 9.9% ✓ Restructured investment advisor relationship
Business History	✓ Leverage global presence and long-standing relationships with clients and brokers ✓ 75-year history – roots dating back to 1945 ✓ Increased depth of experienced management team
Financial Flexibility

✓    Publicly-traded company with a diversified investor base and meaningful public float

✓    Greater access to capital markets to support growth

✓    Combined entity will be backed by a strong balance sheet with combined total capital in excess of $3.3 billion

Strong Capitalization	✓ AAA capital
Underwriting	✓ Robust platform, and very experienced, professional, transparent and service-oriented staff with lead market capabilities. ✓ Diversified platform across global (re)insurance markets
Investment Management	✓ Diversified investment management approach ✓ Leverage Third Point LLC capabilities to enhance return within Sirius Group’s existing regulatory, capital and risk frameworks
Relevance with Key Constituents

✓    Global (re)insurance company that brings meaningful capacity and product capabilities for clients with strong risk management, compliance & capital

✓    Responsive to the concerns expressed by rating agencies around governance, business profile, operating performance and investment volatility

Experience	✓ Over 1000 employees located around the globe ✓ Experienced underwriters serving their local branch networks in key markets

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving Sirius International Insurance Group, Ltd. (“Sirius”), Third Point Reinsurance Ltd. (“TPRE”) and a wholly-owned subsidiary of TPRE. The proposed merger transaction will be submitted to the shareholders of each of Sirius and TPRE for their consideration, and TPRE will file a registration statement for the securities to be issued in the proposed merger transaction. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to both Sirius and TPRE shareholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SIRIUS AND/OR TPRE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Sirius and TPRE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Sirius will be available free of charge under the “Investor Relations” section of Sirius’s website located at http://www.siriusgroup.com or by contacting Sirius’s Investor Relations Department at (212) 312-2525 or Investor.Relations@siriusgroup.com. Copies of the documents filed with the SEC by TPRE will be available free of charge under the “Investors” section of TPRE’s website located at http://www.thirdpointre.com or by contacting TPRE’s Investor Relations Department at (441) 542-3333 or investorrelations@thirdpointre.bm.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the future financial condition, results of operations and operating activities of Sirius (together with its subsidiaries, “Sirius Group”). Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “target,” “continue,” “could,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “should,” “would,” “seeks,” “likely” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of Sirius and speak only as of the date of this communication. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The general factors that could cause actual results or performance to be materially different from those expressed or implied include, without limitation, the following:

•	the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Sirius, TPRE and a wholly-owned subsidiary of TPRE, including, without limitation, the receipt of shareholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction);
•	unanticipated difficulties or expenditures relating to such proposed merger transaction;
•	risks relating to the value of the shares of TPRE’s common shares to be issued in such proposed merger transaction;
•	unanticipated negative reactions of rating agencies in response to such proposed merger transaction;
•	disruptions of Sirius’s and TPRE’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel;
•	legal proceedings that may be instituted against Sirius and TPRE following announcement of such proposed merger transaction; and
•	those factors listed in annual, quarterly and periodic reports filed by Sirius and TPRE with the SEC, whether or not related to such proposed merger transaction.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Sirius prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Sirius Group undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Participants in the Solicitation

Sirius, TPRE, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of Sirius is set forth in its proxy statement for its 2019 annual general meeting of shareholders, which was filed with the SEC on April 5, 2019, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 5, 2020, as amended by Amendment No. 1 to its annual report on Form 10-K filed with the SEC on April 21, 2020, and information about the directors and executive officers of TPRE is set forth in its proxy statement for its 2020 annual general meeting of shareholders, which was filed with the SEC on April 27, 2020, and its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.